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EXHIBIT 4.21

                               REFERRAL AGREEMENT
                               ------------------


                               REFERRAL AGREEMENT

This Agreement (the "Agreement") is made as of the 28th day of November, 2000, by and between SHARED TECHNOLOGIES CELLULAR, INC., a Delaware corporation, having offices at 100 Great Meadow Road, Wethersfield, CT 06109, (the "Company"), and WILLIAM BOLLES, an individual having a place of business at 26 Broadway, Suite 1615, New York, NY 10004 ("BOLLES").

WHEREAS, BOLLES has provided certain introductions to the Company with respect to certain prospective licensors ("Licensors"), whose trademark(s) or tradename(s) ("Marks") may be licensed to the Company in connection with the Company's prepaid communications products, such as cellular phones and pagers ("Equipment"), and prepaid communications services ("Services"), which such license agreements ("License Agreements") are identified in Exhibit A hereof; and

WHEREAS, the Company agrees to compensate BOLLES in connection with each License Agreement, pursuant to the terms and conditions hereof.

NOW THEREFORE, in consideration of the promises and covenants contained herein, the receipt and adequacy of which are acknowledged, the parties agree as follows.

1. BOLLES'S INTRODUCTION TO STC OF LICENSORS. BOLLES has introduced the Company to certain Licensors whose Marks may be used by the Company in connection with the marketing and sale of Equipment and Services branded with such Licensors' Marks. In particular, BOLLES has facilitated discussions between the Company and Licensors of the Marks "Puff Daddy" Combs ("PDC") and Jennifer Lopez ("Lopez"). In the event that the Company enters into License Agreements for the use of the PDC and Lopez Marks, then the Company shall Compensate BOLLES in accordance with Exhibit A hereof. The parties may amend Exhibit A from time to time to add additional Licensor programs, as the parties may mutually agree.

2. TERM AND TERMINATION. This Agreement shall be effective as of the date hereof and remain in effect until and for so long as any License Agreement identified in Exhibit A is in effect. Upon the termination or expiration of the last surviving License Agreement this Agreement shall automatically terminate without notice. In the event that the Company does not enter into a License Agreement for either the PDC or Lopez Mark within six (6) months of the date of this Agreement, then this Agreement shall be deemed to be null and void as of the date hereof.

3. COMMISSIONS. STC agrees to pay commissions ("Commissions") to BOLLES during the term hereof in accordance with Exhibit A attached hereto and made a part hereof. All Commissions payable by the Company to BOLLES hereunder shall be paid in arrears, within thirty (30) days after the end of each month in which each Commission accrues. The Company agrees to provide a report to BOLLES along with each Commission payment, detailing the basis for such Commission.

4. RELATIONSHIP OF THE PARTIES. BOLLES shall at all times hereunder be deemed to be an independent contractor of the Company. In no event shall BOLLES's personnel be considered employees of the Company. Under no circumstances shall the Company be responsible for workers' compensation premiums, disability benefits, withholding taxes, social security, unemployment insurance or any other taxes or benefits with respect to BOLLES or its personnel. BOLLES has no authority to bind the Company in contract with any third party, including, without limitation, any Licensor.

5. LIMITATIONS OF LIABILITY. NEITHER PARTY SHALL BE LIABLE TO THE OTHER, DIRECTLY OR INDIRECTLY, FOR INCIDENTAL, CONSEQUENTIAL (INCLUDING LOST PROFITS), INDIRECT, PUNITIVE OR SPECIAL DAMAGES ARISING IN ANY WAY OUT OF THIS AGREEMENT.



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6. NOTICE. Whenever any notice is required to be given hereunder, such notice shall be given in writing and personally delivered or sent by certified or registered mail, return receipt requested, or overnight courier. Notice shall be deemed to have been given at the time of receipt if personally delivered; three
(3) days after mailing if sent by certified or registered mail; or upon delivery if sent by overnight courier. All notices shall be sent to the parties' respective addresses set forth at the beginning of this Agreement. Either party may change the address at which it is to receive notice by giving notice of the change to the other party pursuant to this Section.

7. GENERAL.

(a) This Agreement shall be governed by the laws of the State of Connecticut, without giving effect to any principle of conflict of laws.

(b) This Agreement, including any exhibits and attachments, constitutes the entire understanding between the parties relating to the subject matter hereof and supersedes any and all prior discussions, proposals or agreements, whether oral or written. No modification, addition or waiver to this Agreement shall be valid unless in writing signed by the parties hereto.

(c) In the event of a dispute arising out of this Agreement, the prevailing party shall be entitled to recovery of its reasonable legal fees and expenses.

(d) The waiver of any provision of this Agreement shall not be construed as a continuing waiver of the same or of other provisions hereof.

(e) Any obligation of a party hereto relating to monies owed, as well as those provisions relating to confidentiality, limitation on liability, indemnification, noncompetition and any other provisions that by sense and context are intended to survive performance by either or both parties, shall survive termination of this Agreement.

(f) The parties acknowledge that they have each read this Agreement in its entirety, understand it and agree to be bound by the terms and conditions contained herein.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized agents as of the date first written above.



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Shared Technologies Cellular, Inc.      William Bolles

By:   /s/ SEAN P. HAYES                 /s/ WILLIAM W. BOLLES
      -----------------------------     -----------------------------------

Its:    Executive Vice President        Date:  November 28, 2000
Date: November 28, 2000



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                                    EXHIBIT A

                               COMMISSION SCHEDULE

Subject to the terms and conditions of this Agreement, Commissions payable under
Section 5 of the Agreement will be based on monthly collected revenues received by the Company from the provision of Services and the sale of Equipment as follows.

1. "Puff Daddy" Combs and Jennifer Lopez Programs

(a) Equipment Sales. STC agrees to pay to BOLLES monthly Commissions in an amount equal to $0.25 per unit of Equipment sold with respect to Equipment sold pursuant to a License Agreement for either the PDC or Lopez Mark.

(b) Usage Sales

      (i) Direct Sales. STC agrees to pay to BOLLES monthly Commissions in an amount equal to one half (1/2%) of STC's collected monthly revenues from STC's direct sale of Services through STC's IVR (integrated voice response system) or its call center, to customers in connection with the use of Equipment sold pursuant to a License Agreement for either the PDC or Lopez Mark.

      (ii) Sales by Authorized Distributors. STC agrees to pay to BOLLES monthly Commissions in an amount equal to one-half percent (1/2%) of STC's collected monthly revenues from the sale by STC and its authorized distributors of usage cards for Services, which cards are branded with the Mark pursuant to a License Agreement for either the PDC or Lopez Mark.